

Mail Stop 3720

January 21, 2010

Via U.S. Mail and Fax (415-946-8801)
Mr. Mark Scott
Chief Financial Officer
IA Global, Inc.
101 California Street, Suite 2450
San Francisco, CA 94111

      RE: **IA Global, Inc.**
             Form 10-K for the fiscal year ended March 31, 2009
             Filed September 3, 2009

             Form 10-Q for the quarterly period ended September 30, 2009
             File No. 1-15863

      We have reviewed your supplemental response letter dated December 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated November 23, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarterly Period ended September 30, 2009

Consolidated Statements of Cash Flows, page 5

1.   We note that for the six months ended September 30, 2009 your beginning of period cash and cash equivalents was $19,174 and your end of period cash and cash equivalents is zero. Since you did not appear to have significant cash during the six months ended September 30, 2009, tell us why your effect of exchange rate changes on cash was $1,455,498. Please provide a detailed analysis for the effect of exchange rate changes on cash.

Note 3. Deconsolidated and Returned Assets, Acquisitions, Investments, page 13

Deconsolidation of Global Hotline, Inc., page 13

2.   We note your disclosure that your "net profit and stockholders' equity will increase by $10.1 million during the three months ended December 31, 2009 as a result of recording the deferred gain of from the forfeiture of Global Hotline operations that

was recorded during the three months ended September, 2009." In this regard tell us and disclose why you have a deferred gain of $10.1 million related to the deconsolidation of Global Hotline. In addition, tell us why you believe you can recognize this gain in the three months ended December 30, 2009. Please refer to your basis in accounting literature.

Sold Equity Investment in Slate Consulting Co. LTD., page 17

3. It appears that you sold your investment in Slate on December 18, 2009. If you sold your investment on December 18, 2009, tell us why you believe it is appropriate to recognize the loss on sale of approximately $1,285,000 during the three months ended September 30, 2009. Refer to your basis in accounting literature.

Note 12. Commitments, Contingencies and Legal Proceedings, page 27

Legal Proceeding – Global Hotline, page 27

4. We note in addition to bank loans of approximately $12,000,000, Global Hotline had payroll, social insurance and other tax liabilities of approximately $9.0 million as of September 30, 2009. You also state that you have not accrued any liabilities related to Global Hotline as of September 30, 2009. Tell us in detail why you believe third party creditors and /or government agencies will not hold you responsible for those liabilities.

Results of Operations, page 35

Six Months Ended September 30, 2009 Compared to the Six Months Ended September 30, 2008

5. Tell us why you had $410,000 of forensic audit expense for the six months ended September 30, 2009. Tell us in detail what the forensic auditors where investigating.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director